EXHIBIT 99.1

Brookfield Reinsurance Announces Third Quarter Results, Regular Distribution and Appointment of Directors

BROOKFIELD, NEWS, Nov. 11, 2021 (GLOBE NEWSWIRE) -- Brookfield Asset Management Reinsurance Partners Ltd. (“Brookfield Reinsurance”) (NYSE, TSX: BAMR) today announced financial results for the quarter ended September 30, 2021.

Sachin Shah, CEO of Brookfield Reinsurance, stated, “We continue to make significant progress in advancing our priorities with a focus on executing our previously announced transactions. Since we last reported, we have closed on a number of reinsurance and pension risk transfer opportunities, increasing our assets under management to $8 billion. Through our strategic partnership with Brookfield, we have successfully redeployed a significant portion of these assets into proprietary alternative credit strategies.”

Unaudited As at and for the periods ended September 30 (US$ millions, except per share amounts)	Three Months Ended		Nine Months Ended
	2021	2020	2021	2020
Equity	$1,278	$67	$1,278	$67
Excess capital	997	—	997	—
Net reserve capital	281	67	281	67
Funds from operations (“FFO”)[1]	3	1	9	—
Net (loss) income	(6)	1	(1)	—
Net income per class A & class B share[2]	$0.13	n/a	$0.13	n/a
Net (loss) income per class C share[2]	$(0.42)	n/a	$(0.42)	n/a
  See Basis of Presentation on page 7 and a reconciliation from net income (loss) on page 6.
  For the period from June 28, 2021 to September 30, 2021.

Highlights

  After the quarter, we closed our previously announced transaction with American Equity Investment Life Insurance Company (“AEILIC”), to reinsure up to $10 billion of long-dated annuities
  We closed our first large-block reinsurance transaction in September, reinsuring approximately $2 billion of deferred annuities
  Our pension risk transfer business had its most active quarter to date, closing 11 transactions, representing over $600 million of premiums

Operating Highlights

During the quarter, we entered into an agreement to reinsure $1.6 billion of deferred annuities. The transaction closed on September 3, 2021, and since then we have been focused on repositioning the portfolio into our higher-yielding investment strategies.

Our Canadian pension risk transfer (“PRT”) business successfully closed on eleven transactions, capturing over 20% of the Canadian market in the quarter. As of September 30, 2021, we had over 9,000 in-pay PRT annuitants, representing a 35% increase from same period in the prior year. Subsequent to quarter end, we entered into an additional two PRT transactions, reaching year to date sales of over C$1 billion.

Following the close of our reinsurance transaction with AEILIC in early October, BAM Re has approximately $900 million of available corporate liquidity to fund potential investments and working capital needs, including $350 million of undrawn credit facilities.

We recognized $3 million and $9 million of FFO for the three and nine months ended September 30, 2021, respectively. FFO was primarily driven by positive spread earnings on our pension risk transfer business. We expect FFO from our reinsurance treaties to grow in the coming quarters as the assets received from our recently closed reinsurance transactions benefit from the deployment into our higher-yielding investment strategies.

The net loss of $6 million and $1 million for the three and nine months ended September 30, 2021, respectively, is primarily due to non-cash adjustments to the value of our investments and losses on an equity accounted investment.

Update on Growth Initiatives

In early October, we closed our previously-announced transaction to reinsure up to $10 billion of annuity products issued by AEILIC, representing approximately $4 billion of in-force policies, and up to an additional $6 billion of AEL’s “IncomeShield” or other mutually agreed liabilities issued on a flow basis.

Today, we hold an approximate 9.8% equity interest in AEILIC’s parent company, American Equity Investment Life Holding Company (NYSE: AEL) (“AEL”) and have agreed to purchase additional shares of AEL’s common stock for up to a total equity interest of 19.9%, subject to receipt of required regulatory approvals and satisfaction of other customary closing conditions.

We announced our bid to acquire 100% of American National Group Inc, Inc. (NASDAQ: ANAT) (“American National”) during the quarter. Target closing for the transaction is in the first half of 2022, subject to customary closing conditions.

Once the American National transaction closes, we will have approximately $40 billion of insurance assets under management through a combination of direct business, our PRT operations, and the reinsurance transactions signed to date with several U.S. insurers.

Board Appointments

Brookfield Reinsurance announced today the appointment of Lars Rodert, Dr. Soon Young Chang, Barry Blattman and Jay Wintrob to its Board of Directors.

Mr. Rodert is the founder and CEO of ÖstVäst Capital Management, and has held a number of senior roles across the investment management industry, including serving as a Global Investment Manager for IKEA Treasury.

Dr. Chang serves as a Senior Advisor to the Investment Corporation of Dubai, providing strategic counsel and lending his global perspective to the investment arm of the Dubai Government.

Mr. Blattman is Vice Chair of Brookfield Asset Management, focusing on senior, strategic client and business relationships, and contributes to general business development and transaction strategy globally.

Mr. Wintrob is Chief Executive Officer of Oaktree Capital Management, and prior to joining Oaktree, served as the President and Chief Executive Officer of AIG Life and Retirement, the U.S.-based life and retirement services segment of American International Group, Inc.

Mr. Shah stated, “We are thrilled to welcome the new directors to the Board of Brookfield Reinsurance. As accomplished business leaders with decades of experience across the insurance, credit, and investment management industries, we look forward to the vast knowledge and significant experience that they will bring to Brookfield Reinsurance’s Board of Directors.”

Regular Distribution Declaration

The Board declared a quarterly return of capital distribution of $0.13 per share, payable on December 31, 2021 to shareholders of record as at the close of business on December 16, 2021. This dividend is identical in amount per share and has the same payment date as the quarterly distribution announced today by Brookfield Asset Management Inc. (“Brookfield”) on its Class A limited voting shares (“Class A Shares”).

Brookfield Asset Management Operating Results

An investment in the class A exchangeable shares of Brookfield Reinsurance is intended to be, as nearly as practicable, functionally and economically, equivalent to an investment in the Class A Shares of Brookfield. A summary of Brookfield’s 2021 third quarter operating results is provided below:

Unaudited For the periods ended September 30 (US$ millions, except per share amounts)	Three Months Ended		Last Twelve Months Ended
	2021	2020	2021	2020
Net income	$2,722	$542	$10,742	$530
Net income attributable to common shareholders	$797	$172	$3,491	$69
Net income per Brookfield share	0.47	0.10	2.13	(0.02)
Funds from operations	$1,408	$1,039	$7,925	$4,288
Per Brookfield share	0.85	0.65	4.97	2.70
Distributable earnings	$1,242	$890	$6,613	$3,375

Given the economic equivalence, we expect that the market price of the Brookfield Reinsurance Class A shares will be impacted significantly by the market price of Brookfield’s Class A Shares and the business performance of Brookfield as a whole. In addition to carefully considering the disclosure made in this news release in its entirety, shareholders are strongly encouraged to carefully review Brookfield’s letter to shareholders, supplemental information and its other continuous disclosure filings. Investors, analysts and other interested parties can access Brookfield’s disclosure on Brookfield’s website under the Reports & Filings section at bam.brookfield.com.

CONSOLIDATED BALANCE SHEETS

Unaudited (US$ millions)	September 30	December 31
	2021	2020
Assets
Cash and cash equivalents	$406	$35
Investments	2,269	1,193
Reinsurance funds withheld	1,650	—
Reinsurance assets	157	190
Equity accounted investments	339	—
Accounts receivable and other	20	13
Deferred tax asset	19	—
Derivative assets	7	7
Property and equipment	3	2
Total assets	$4,870	$1,440

Liabilities and Equity
Accounts payable and others	$23	$6
Insurance reserves	3,472	1,339
Deferred revenue	85	—
Funds withheld liabilities	12	12
Total liabilities	$3,592	$1,357

Equity
Class A exchangeable and Class B	$539	$—
Class C	739	83
Total Equity	$1,278	$83
Total Liabilities and Equity	$4,870	$1,440

CONSOLIDATED STATEMENTS OF OPERATIONS

Unaudited For the periods ended September 30 (US$ millions, except per share amounts)	Three Months Ended		Nine Months Ended
	2021	2020	2021	2020
Net premiums	$2,230	$103	$2,281	$134
Net investment income, including funds withheld	42	11	19	47
Equity accounted loss	(6)	—	(6)	—
Total revenues	2,266	114	2,294	181
Benefits paid on insurance contracts
Gross	81	15	119	44
Ceded	(3)	(6)	(15)	(18)
Change in insurance reserves
Gross	2,167	102	2,134	144
Ceded	15	—	34	7
Other reinsurance expenses	2	—	2	—
Operating expenses	12	2	22	4
Total benefits and expenses	2,274	113	2,296	181
Net (loss) income before income taxes	(8)	1	(2)	—
Income tax recovery	2	—	1	—
Net (loss) income for the period	$(6)	$1	$(1)	$—

Attributable to:
Brookfield Asset Management Inc.[1]	$—	$1	$5	$—
Class A exchangeable & class B shareholders[2]	1	—	1	—
Class C shareholder[2]	(7)	—	(7)	—
	$(6)	$1	$(1)	$—

Net income per class A & class B share[2]	$0.13	n/a	$0.13	n/a
Net income (loss) per class C share[2]	$(0.42)	n/a	$(0.42)	n/a
  For the periods prior to June 28, 2021.
  For the period from June 28, 2021 to September 30, 2021.

SUMMARIZED FINANCIAL RESULTS

RECONCILIATION OF NET (LOSS) INCOME TO FUNDS FROM OPERATIONS

Unaudited For the periods ended September 30 US$ millions	Three Months Ended		Nine Months Ended
	2021	2020	2021	2020
Net (loss) income	$(6)	$1	$(1)	$—
Deferred tax recovery	(2)	—	(1)	—
Depreciation expense	—	—	—	—
Transaction costs	5	—	5	—
Equity accounted loss	6	—	6	—
Total FFO[1]	$3	$1	$9	$—

RECONCILIATION OF TOTAL EQUITY TO EXCESS CAPITAL AND NET RESERVE CAPITAL

Unaudited As at September 30 US$ millions	Three Months Ended		Nine Months Ended
	2021	2020	2021	2020
Equity	$1,278	$67	$1,278	$67
Less:
Investments held outside of regulated insurance agreements
Cash on deposit with related parties	(245)	—	(245)	—
Equity accounted investments	(339)	—	(339)	—
Common shares	(181)	—	(181)	—
Other fixed income securities	(195)	—	(195)	—
Deferred tax asset	(19)	—	(19)	—
Other	(18)	—	(18)	—
Excess capital[1]	(997)	—	(997)	—
Net reserve capital[1]	$281	$67	$281	$67
  Non-IFRS measure - see Basis of Presentation on page 7.

Additional Information
Brookfield Reinsurance was established on December 10, 2020 by Brookfield and on June 28, 2021 Brookfield completed the spin-off of the company, which was effected by way of a special dividend, to holders of Brookfield's Class A and B Shares. These interim financial statements provide comparative information of the business included within the spin-off (“the Business”) for the periods prior to the spin-off, as previously reported by Brookfield. Accordingly, the financial information for the periods prior to June 28, 2021 is presented based on the historical financial information for the Business as previously reported by Brookfield. Therefore, net income (loss) and comprehensive income (loss) not attributable to interests of others in operating subsidiaries has been allocated to Brookfield prior to June 28, 2021 and allocated to the shareholders of class A exchangeable shares, class B shares and class C shares on and after June 28, 2021.

The statements contained herein are based primarily on information that has been extracted from our financial statements for the quarter ended September 30, 2021, which have been prepared using International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”).

Brookfield Reinsurance’s Board of Directors have reviewed and approved this document, including the summarized unaudited consolidated financial statements prior to its release.

Information on our distributions can be found on our website under Stock & Distributions/Distribution History.

Brookfield Asset Management Reinsurance Partners Ltd. (NYSE: BAMR; TSX: BAMR) operates a leading reinsurance business focused on providing capital-based and annuity solutions for insurance and reinsurance companies, and pension risk transfer products for pension plan sponsors. Each class A exchangeable share of Brookfield Reinsurance is exchangeable on a one-for-one basis with a class A limited voting share of Brookfield Asset Management Inc. (NYSE: BAM; TSX: BAM.A).

For more information, please visit our website at bamr.brookfield.com or contact:

Communications & Media: Kerrie McHugh Tel: (212) 618-3469 Email: kerrie.mchugh@brookfield.com	Investor Relations: Rachel Powell Tel: (416) 956-5141 Email: rachel.powell@brookfield.com

Basis of Presentation

This news release and accompanying financial statements are based on IFRS, as issued by the IASB, unless otherwise noted.

We make reference to Funds from Operations (“FFO”). We define FFO as net income excluding the impact of depreciation and amortization, deferred income taxes, income from equity accounted investments, breakage and transaction costs. FFO is a measure of operating performance We use FFO to assess our operating results. We also make reference to Excess Capital and Net Reserve Capital. Excess Capital is the amount of capital in the business that is not currently supporting insurance contracts within regulated insurance entities. Net Reserve Capital is the capital within regulated entities that is currently supporting insurance contracts. We use Net Reserve Capital to assess our return on our equity supporting insurance contracts.

We provide additional information on key terms and non-IFRS measures in our filings available at bamr.brookfield.com.

Notice to Readers

Brookfield Reinsurance is not making any offer or invitation of any kind by communication of this news release and under no circumstance is it to be construed as a prospectus or an advertisement.

This news release contains “forward-looking information” within the meaning of Canadian provincial securities laws and “forward-looking statements” within the meaning of Canadian provincial securities laws and “forward-looking statements” within the meaning of the U.S. Securities Act of 1933, the U.S. Securities Exchange Act of 1934, and “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 and in any applicable Canadian securities regulations. Forward-looking statements include statements that are predictive in nature, depend upon or refer to future events or conditions, include statements which reflect management’s expectations regarding the operations, business, financial condition, expected financial results, performance, prospects, opportunities, priorities, targets, goals, ongoing objectives, strategies and outlook of Brookfield Reinsurance and its subsidiaries, as well as the outlook for North American and international economies for the current fiscal year and subsequent periods. Particularly, statements about Brookfield Reinsurance’s agreement to acquire American National, its agreement to reinsure additional future liabilities under its reinsurance arrangement AEILIC and its agreement to acquire the additional equity interest in AEL are forward-looking statements. In some cases, forward-looking statements can be identified by the use of forward-looking terminology such as “expects,” “anticipates,” “plans,” “believes,” “estimates,” “seeks,” “intends,” “targets,” “projects,” “forecasts” or negative versions thereof and other similar expressions, or future or conditional verbs such as “may,” “will,” “should,” “would” and “could.” In particular, the forward-looking statements contained in this news release include statements referring to the future state of the economy or the securities market and expected future deployment of capital and financial earnings.

Although we believe that our anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on forward-looking statements and information because they involve known and unknown risks, uncertainties and other factors, many of which are beyond our control, which may cause the actual results, performance or achievements of Brookfield Reinsurance to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements and information.

Factors that could cause actual results to differ materially from those contemplated or implied by forward-looking statements include, but are not limited to: (i) investment returns that are lower than target; (ii) the impact or unanticipated impact of general economic, political and market factors in the countries in which we do business including as a result of COVID-19 and the related global economic shutdown; (iii) the behavior of financial markets, including fluctuations in interest and foreign exchange rates; (iv) global equity and capital markets and the availability of equity and debt financing and refinancing within these markets; (v) strategic actions including dispositions; the ability to complete and effectively integrate acquisitions into existing operations and the ability to attain expected benefits; (vi) changes in accounting policies and methods used to report financial condition (including uncertainties associated with critical accounting assumptions and estimates); (vii) the ability to appropriately manage human capital; (viii) the effect of applying future accounting changes; (ix) business competition; (x) operational and reputational risks; (xi) technological change; (xii) changes in government regulation and legislation within the countries in which we operate; (xiii) governmental investigations; (xiv) litigation; (xv) changes in tax laws; (xvi) ability to collect amounts owed; (xvii) catastrophic events, such as earthquakes, hurricanes and epidemics/pandemics; (xviii) the possible impact of international conflicts and other developments including terrorist acts and cyberterrorism; (xix) the introduction, withdrawal, success and timing of business initiatives and strategies; (xx) the failure of effective disclosure controls and procedures and internal controls over financial reporting and other risks; (xxi) health, safety and environmental risks; (xxii) the maintenance of adequate insurance coverage; (xxiii) the existence of information barriers between certain businesses within our asset management operations; (xxiv) risks specific to our business segments including our real estate, renewable power, infrastructure, private equity, and other alternatives, including credits; and (xxv) factors detailed from time to time in our documents filed with the securities regulators in Canada and the United States.

We caution that the foregoing list of important factors that may affect future results is not exhaustive and other factors could also adversely affect its results. Readers are urged to consider the foregoing risks, as well as other uncertainties, factors and assumptions carefully in evaluating the forward-looking information and are cautioned not to place undue reliance on such forward-looking information. Except as required by law, Brookfield Reinsurance undertakes no obligation to publicly update or revise any forward-looking statements or information, whether written or oral, that may be as a result of new information, future events or otherwise.

Past performance is not indicative nor a guarantee of future results. There can be no assurance that comparable results will be achieved in the future, that future investments will be similar to the historic investments discussed herein (because of economic conditions, the availability of investment opportunities or otherwise), that targeted returns, diversification or asset allocations will be met or that an investment strategy or investment objectives will be achieved.

Certain of the information contained herein is based on or derived from information provided by independent third-party sources. While Brookfield Reinsurance believes that such information is accurate as of the date it was produced and that the sources from which such information has been obtained are reliable, Brookfield Reinsurance does not make any representation or warranty, express or implied, with respect to the accuracy, reasonableness or completeness of any of the information or the assumptions on which such information is based, contained herein, including but not limited to, information obtained from third parties.